February 11, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Comments, January 29, 2014

Form 8-K

Filed December 19, 2013

File No. 000-54893

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 29, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its 8-K on December 19, 2013.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s)

1.) We note your response to our letter dated January 13, 2014, In our letter we requested your analysis of why you no longer consider yourself a shell company under Rule 405 of the Securities Act of 1933, as amended.

In your response you appear to establish that you are a development stage company with a definitive business plan. Your analysis would be appropriate if our comment concerned whether you were a blank check company under Section (a)(2) of Rule 419. However, our comment concerned whether you are a shell company under Rule 405.

Rule 405 defines a “shell company” as a company other than an asset-backed issuer, with:

-no or nominal operations; and

-either:

-no or nominal operations

-assets consisting solely of cash and cash equivalents; or

-assets consisting of any amount of cash and cash equivalents and nominal other assets.

Based on the financial statements included in the Form 8-K referenced above, it appear that TOA Fishery Co, Ltd. does not have an assets, “its planned principal operations haven not commenced,” and it has not conducted more than nominal operations. Please provide us with our analysis as to whether you are a shell company, as defined in Rule 405, using the criteria of Rule 405 set forth above as the basis for your analysis. Please also tell us how you determined that your purchase of the stock of TOA Fishery constitutes an acquisition of significant assets that warrants disclosure under Item 2.01 of Form 8-K, given that the financial statements included in the Form 8-K referenced above indicate that TOA Fishery Co., Ltd. does not have assets.

COMPANY RESPONSE

We have taken further steps forward to implement our business plan through our wholly owned subsidiary, TOA Fishery. Previously, we evidenced the fact that TOA Fishery had consummated a supplier agreement for tuna with Tsujiki TOA Suisan Co., Ltd.,(“Tsukjji”), the company had begun locating potential customers, and also communicated to their supplier that they intended to purchase tuna at a price of 800 Japanese Yen per kg of tuna once their (Tsukiji’s) product was available, or in other words, when they returned from their most recent catch of tuna. This information can be found in the 8-K filed December 19, 2013.

TOA Fishery has subsequently purchased tuna in the approximate amount of $5,772 USD from Tsukiji and resold it to Toshoan Restaurant, a Japanese Restaurant, in the approximate amount of $7,504 USD. This will be reflected in our 10-K for the fiscal year end, January 31st. The company now has revenues in the approximate amount of 7,504 USD. With this information taken into account, it is our opinion that we are not a shell company pursuant to Rule 405. We do note however, that we are of the opinion that we provided adequate information to support the premise that the company already had more than nominal operations as of November 30, 2013.

As for the comment about whether or not the company, “TOA Fishery” was an acquisition of significant assets, we felt as though any acquisition for us as of November 30, 2013 was worthy of disclosure since we had no previous acquisitions comparatively that were of more value to us. Acquiring any company with a definitive business plan that already began implementing its operations, with an exclusive supplier agreement, despite having no physical assets, was considered by us to be a significant asset as a whole to us.

Date: February 11, 2014

/s/ Hajime Abe

President & CEO